UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 31 January 2014

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company announces uploading of subsidiaries’ annual financial statements to the National Storage Mechanism. (8 January 2014)	Announcement Company announces its interim results for 6 months ended 31 December 2013. (30 January 2014)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Ms Mahlan and PDMRs inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

Mr Menezes and PDMRs inform the Company of their beneficial interests in respect of the US Employee Stock Purchase Plan.

(10 January 2014)

Announcement Company announces total voting rights. (31 January 2014)
Announcement Company releases interim blocklisting review. (13 January 2014)	Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (31 January 2014)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 6 February 2014	By: /s/ V Cooper
Name: V Cooper
Title: Senior Company Secretarial Assistant